UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Clear Channel Outdoor Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

18453H106

(CUSIP Number)

Pacific Investment Management Company LLC

Attention: Zephram Yowell, Senior Vice President, Senior Counsel

650 Newport Center Drive

Newport Beach, California 92660

(949) 720 - 6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18453H106	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON Pacific Investment Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 74,190,908(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 74,190,908(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,190,908(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%(1)
14.	TYPE OF REPORTING PERSON IA

(1)

The calculation of the number of shares beneficially owned and the percentage of outstanding shares is based on 325,726,917 shares of Common Stock (as defined in Item 1 below) outstanding as of May 1, 2019, as reported by the Issuer in Exhibit 99.2 to its Current Report on Form 8-K, filed with the SEC on May 7, 2019.

CUSIP No. 18453H106	Page 3 of 5 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to common stock, par value $0.01 per share (the “Common Stock”), of Clear Channel Outdoor Holdings, Inc., a Delaware corporation (the “Issuer”), the principal executive offices of which are located at 20880 Stone Oak Parkway, San Antonio, Texas 78258.

Item 2. Identity and Background.

This Schedule 13D is filed on behalf of Pacific Investment Management Company LLC, a Delaware limited liability company (“PIMCO”).

The address of the principal business office of PIMCO is 650 Newport Center Drive, Newport Beach, California 92660.

PIMCO is an indirect subsidiary of Allianz SE, a publicly held company in Germany. The principal business of PIMCO is global investment management services for a wide range of investment vehicles (collectively, the “PIMCO Investment Funds”), including PIMCO Income Fund, a portfolio of PIMCO Funds, a Massachusetts business trust (“Income Fund”) and Global Investors Series plc, Income Fund, a sub-fund within an umbrella type open-ended investment company with variable capital and segregated liability between sub-funds with limited liability under the laws of Ireland (“Global Income Fund”).

On December 1, 2016, PIMCO entered into a settlement agreement with the SEC relating to disclosures in connection with the PIMCO Total Return Active Exchange-Traded Fund’s performance attribution during the first four months of its existence in 2012 and the valuation of 43 smaller-sized (“odd-lot”) positions of non-agency mortgage-backed securities using third-party vendor prices, as well as PIMCO’s compliance policies and procedures related to these matters. Under the terms of the settlement, PIMCO agreed to pay to the SEC $19.8 million, which includes a penalty, fee disgorgement, and interest. PIMCO has enhanced its pricing and disclosure policies to address the SEC’s findings and, as part of the settlement, retained an independent compliance consultant to review its policies regarding the valuation of smaller-sized positions.

Except as set forth herein, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Schedule A has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On March 14, 2018, iHeartMedia, Inc. (“iHeartMedia”), iHeartCommunications, Inc. (“iHeartCommunications”) and certain of iHeartMedia’s direct and indirect domestic subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief (the “iHeart Chapter 11 Cases”) under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”), in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”). On January 22, 2019, the Modified Fifth Amended Joint Chapter 11 Plan of Reorganization of iHeartMedia, Inc. and its Debtor affiliates (as further modified, the “iHeartMedia Plan of Reorganization”) was confirmed by the Bankruptcy Court.

Pursuant to the iHeartMedia Plan of Reorganization, iHeartCommunications transferred 74,190,908 shares of Common Stock and two warrants to purchase an additional 31,269,762 shares of Common Stock (the “CCOH Warrants”) to certain PIMCO Investment Funds in satisfaction of claims held by such PIMCO Investment Funds in the iHeart Chapter 11 Cases. Each CCOH Warrant is exercisable when the holder receives certain regulatory approvals. Each CCOH Warrant is exercisable for $1.00 in the aggregate with respect to all shares subject to such CCOH Warrant.

CUSIP No. 18453H106	Page 4 of 5 Pages

Item 4. Purpose of Transaction.

The information set forth in Item 3 is incorporated herein by reference.

Ms. Jinhy Yoon, an Executive Vice President and Credit Analyst at the Reporting Person, is a member of the Board of Directors of the Issuer. PIMCO expects the Issuer to pay or reimburse PIMCO for certain costs related to Ms. Yoon’s service on the Board of Directors of the Issuer in an amount not to exceed $50,000, and Ms. Yoon has agreed to waive any board fees to which she might otherwise have been entitled as a result of her service.

The Reporting Person may acquire additional shares of the Common Stock and other securities of the Issuer from time to time or may dispose of any or all of such shares or other securities held by it at any time. The Reporting Person intends to evaluate on an ongoing basis its investment in the Issuer and its options with respect to such investment.

Except as set forth herein, the Reporting Person has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, the Reporting Person may, in its sole discretion, purchase additional shares of Common Stock, or other securities convertible into or exchangeable for shares of Common Stock, or dispose of shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference.

PIMCO serves as the investment manager of the PIMCO Investment Funds, including the Income Fund and the Global Income Fund. In connection with the Reorganization, the Income Fund received 20,822,534 shares of Common Stock, plus a CCOH Warrant to purchase 29,304,094 shares of Common Stock of the Issuer and the Global Income Fund received 26,678,266 shares of Common Stock of the Issuer.

(c)

Except as set forth in Item 3, the Reporting Person has not engaged in any transactions in the Issuer’s Common Stock during the past sixty days.

(d) Not applicable

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 3. Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Form of Warrant Agreement, dated as of May 1, 2019, by and between iHeartCommunications, Inc. and certain PIMCO Investment Funds

CUSIP No. 18453H106	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2019

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Karen Aspinall
Name:Karen Aspinall
Title: Executive Vice President, Deputy General Counsel

SCHEDULE A

The name and present principal occupation of each Executive Committee Member and Chief Investment Officer of PIMCO is set forth below. Unless otherwise noted the business address of each person listed below is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.

EXECTUVE COMMITTEE MEMBERS AND CHIEF INVESTMENT OFFICERS OF

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

Name and Business Address	Present Principal Occupation	Citizenship
Andrew Balls	Managing Director – Chief Investment Officer (Global Fixed Income)	United States
Craig A. Dawson	Managing Director – Executive Committee, Head of PIMCO Europe, Middle East and Africa	United States
Daniel J. Ivascyn	Managing Director – Executive Committee, Group Chief Investment Officer	United States
Mark R. Kiesel	Managing Director, Chief Investment Officer (Global Credit)	United States
Scott A. Mather	Managing Director, Chief Investment Officer (U.S. Core Strategies)	United States
Thomas J. Otterbein	Managing Director – Executive Committee, Head of Institutional Client Management, Americas	United States
Emmanuel Roman	Managing Director – Executive Committee and Chief Executive Officer	United States
Marc P. Seidner	Managing Director, Chief Investment Officer (Non-traditional Strategies)	United States
Kimberley Stafford	Managing Director – Executive Committee, Head of PIMCO Asia-Pacific	United States
Cathy Stahl	Managing Director – Global Head of Marketing	United States
Christian Stracke	Managing Director – Global Head of Credit Research	United States
Qi Wang	Managing Director, Portfolio Manager, Global Macro Hedge Fund Strategies	United States
Mihir P. Worah	Managing Director – Executive Committee, Chief Investment Officer (Asset Allocation and Real Return)	United States